Exhibit 99.1

Scienjoy Holding Corporation Reports Unaudited First Quarter 2025 Financial Results

Income from Operations up 33.3% Year Over Year

BEIJING, June 4, 2025 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “we”) (NASDAQ: SJ), an interactive entertainment leader in the Chinese market, today announced its financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Operating and Financial Summaries

●	Total revenues decreased to RMB307.3 million (US$42.4 million) in the first quarter of 2025 from RMB316.3 million in the same period of 2024.

●	Gross profit increased by 12.1% to RMB59.5 million (US$8.2 million) in the first quarter of 2025 from RMB53.1 million in the same period of 2024. Gross margin increased to 19.4% in the first quarter of 2025 from 16.8% in the same period of 2024.

●	Income from operations increased by 33.3% to RMB13.7 million (US$1.9 million) in the first quarter of 2025 from RMB10.3 million in the same period of 2024.

●	Net loss was RMB13.0 million (US$1.8 million) in the first quarter of 2025, as compared to a net income of RMB2.8 million in the same period of 2024.

●	Net loss attributable to the Company’s shareholders was RMB9.1 million (US$1.3 million) in the first quarter of 2025, as compared to a net income attributable to the Company’s shareholders of RMB6.6 million in the same period of 2024.

●	Adjusted net loss attributable to the Company’s shareholders was RMB5.5 million (US$0.8 million) in the first quarter of 2025, as compared to a net income adjusted attributable to the Company’s shareholders of RMB9.0 million in the same period of 2024.

●	As of March 31, 2025, the Company had RMB286.5 million (US$39.5 million) in cash and cash equivalents, which represented an increase of RMB33.9 million from RMB252.5 million as of December 31, 2024.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “Our first quarter results reflect our continued focus on operational efficiency and strategic cost management. Despite a slight decline in total revenues, we achieved a substantial increase in gross profit and gross margin. These results underscore our unwavering commitment to executing our long-term growth strategy, particularly advancing our global expansion through our Dubai hub and continuing to scale in the dynamic Middle East and beyond. Our Dubai subsidiary has established a strong foundation for our dual model in the AI sector, combining a compelling AI-focused app with a growing user base and a complementary offline presence that not only generates revenue but also serves as a marketing funnel. The momentum from late 2024 through the first quarter of 2025 reflects strong execution in this strategy and lays a solid platform for further global expansion in subsequent quarters. Moving forward, we remain confident in our ability to drive operational excellence, scale globally, and remain agile in response to market dynamics. With clear objectives in place, we believe we are well-positioned for sustainable long-term shareholder value creation.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “We are encouraged by the resilience of our business in the first quarter of 2025. Our income from operations increased by 33.3% year over year, demonstrating the ongoing effectiveness of our disciplined cost management and our capability to extract greater value from a more targeted paying user base. Although we reported a net loss this quarter, the strength of our core operations was not impacted, as evidenced by the significant increases in both income from operations and gross profit. Additionally, the increase in cash reserves reinforces our financial stability and ability to support future sustainable growth. We believe the progress we have achieved in fiscal year 2024 has laid a solid foundation for continued momentum in 2025. Looking ahead, we will remain focused on executing our strategic priorities while advancing our innovation roadmap, with renewed confidence and resolution to pursue high-quality growth and operational efficiency.”

First Quarter 2025 Financial Results

Total revenues decreased to RMB307.3 million (US$42.4 million) in the first quarter of 2025 from RMB316.3 million in the same period of 2024, primarily caused by a decrease in paying users due to competitive landscape of China’s mobile live streaming market. Total paying users were 151,971 in the first quarter of 2025, as compared to 164,044 in the same period of 2024.

Cost of revenues decreased to RMB247.8 million (US$34.2 million) in the first quarter of 2025 from RMB263.2 million in the same period of 2024. The decrease was primarily attributable to a decrease of RMB22.9 million in the Company’s revenue sharing fees due to the fact that the Company already had a stable market share, offset by an increase of RMB7.0 million in the Company’s user acquisition costs.

Gross profit increased by 12.1% to RMB59.5 million (US$8.2 million) in the first quarter of 2025 from RMB53.1 million in the same period of 2024. The gross margin increased to 19.4% in the first quarter of 2025 from 16.8% in the same period of 2024 due to higher average live streaming revenue per paying user (“ARPPU”) during the first quarter of 2025, showing the Company’s effectiveness in converting high-quality paying user to its profit growth.

Total operating expenses increased by 7.0% to RMB45.8 million (US$6.3 million) in the first quarter of 2025 from RMB42.8 million in the same period of 2024.

●	Sales and marketing expenses increased by 6.3% to RMB2.1 million (US$0.3 million) in the first quarter of 2025 from RMB2.0 million in the same period of 2024, primarily attributable to more marketing activities.

●	General and administrative expenses increased by 17.2% to RMB23.4 million (US$3.2 million) in the first quarter of 2025 from RMB19.9 million in the same period of 2024. The increase was primarily due to an increase of RMB3.8 million in professional consultant fee.

●	Research and development expenses decreased to RMB19.6 million (US$2.7 million) in the first quarter of 2025 from RMB21.5 million in the same period of 2024, due to a decrease of RMB2.4 million in technical service fee.

●	Provision for credit losses was RMB0.8 million (US$0.1 million) in the first quarter of 2025, as compared to a recovery of credit losses of RMB0.6 million in the same period of 2024, due to slow collection.

Income from operations increased by 33.3% to RMB13.7 million (US$1.9 million) in the first quarter of 2025 from RMB10.3 million in the same period of 2024.

Change in fair value of investment in marketable security increased by 654.1% to loss of RMB24.3 million (US$3.4 million) in the first quarter of 2025 from loss of RMB3.2 million in the same period of 2024. The change was primarily attributable to the fair value changes in investments in a publicly traded company.

Investment loss decreased to RMB0.4 million (US$0.1 million) in the first quarter of 2025, as compared to an investment loss of RMB2.2 million in the same period of 2024. The investment loss was primarily attributable to share of unrealized loss in long-term investments.

Net loss was RMB13.0 million (US$1.8 million) in the first quarter of 2025, as compared to a net income of RMB2.8 million in the same period of 2024. Despite delivering a 33.3% increase in income from operation, the Company reported a net loss for the first quarter of 2025, primarily attributable to an unrealized loss of RMB 24.3 million from change in fair value of investment in marketable security.

Net loss attributable to the Company’s shareholders was RMB9.1 million (US$1.3 million) in the first quarter of 2025, as compared to a net income attributable to the Company’s shareholders of RMB6.6 million in the same period of 2024.

Adjusted net loss attributable to the Company’s shareholders was RMB5.5 million (US$0.8 million) in the first quarter of 2025, as compared to a net income adjusted attributable to the Company’s shareholders of RMB9.0 million in the same period of 2024.

Basic and diluted net loss attributable to the Company’s shareholders per ordinary share were both RMB0.22 (US$0.03) in the first quarter of 2025. In comparison, basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB0.16 in the same period of 2024.

Adjusted basic and diluted net loss attributable to the Company’s shareholders per ordinary share were both RMB0.13 (US$0.02) in the first quarter of 2025. In comparison, adjusted basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB0.22 in the same period of 2024.

As of March 31, 2025, the Company had cash and cash equivalent balance of RMB286.5 million (US$39.5 million), which represented an increase of RMB33.9 million from RMB252.5 million as of December 31, 2024.

About Scienjoy Holding Corporation

Scienjoy is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on March 31, 2025, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Ascent Investor Relations LLC

Tina Xiao
+1-646-932-7242

investors@ascent-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of March 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	252,540	286,482	39,478
Accounts receivable, net	226,060	208,242	28,697
Prepaid expenses and other current assets	28,415	30,424	4,193
Amounts due from related parties	-	100	14
Investment in marketable security	37,629	13,295	1,832
Total current assets	544,644	538,543	74,214

Non-current assets
Property and equipment, net	1,981	1,839	253
Intangible assets, net	405,256	403,519	55,606
Goodwill	182,661	182,619	25,166
Long term investments	257,387	256,890	35,400
Long term deposits and other assets	906	906	125
Right-of-use assets-operating lease	4,845	19,614	2,703
Deferred tax assets	7,505	7,600	1,047
Total non-current assets	860,541	872,987	120,300
TOTAL ASSETS	1,405,185	1,411,530	194,514

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	36,015	29,623	4,079
Accrued salary and employee benefits	22,346	24,367	3,358
Accrued expenses and other current liabilities	6,840	9,585	1,321
Income tax payable	11,284	12,960	1,786
Lease liabilities-operating lease -current	4,098	5,693	785
Deferred revenue	80,186	82,276	11,338
Total current liabilities	160,769	164,504	22,667

Non-current liabilities
Deferred tax liabilities	58,400	58,045	7,999
Lease liabilities-operating lease -non-current	700	12,725	1,754
Total non-current liabilities	59,100	70,770	9,753
TOTAL LIABILITIES	219,869	235,274	32,420

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 38,922,726 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2024, respectively. 39,078,340 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of March 31, 2025, respectively.
Class A ordinary shares	444,162	447,737	61,700
Class B ordinary shares	23,896	23,896	3,293
Shares to be issued	20,817	20,817	2,869
Treasury stocks	(19,952)	(19,952)	(2,749)
Statutory reserves	50,705	51,326	7,073
Retained earnings	662,499	652,788	89,957
Accumulated other comprehensive income	16,967	17,339	2,389
Total shareholders’ equity	1,199,094	1,193,951	164,532
Non-controlling interests	(13,778)	(17,695)	(2,438)
Total equity	1,185,316	1,176,256	162,094
TOTAL LIABILITIES AND EQUITY	1,405,185	1,411,530	194,514

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except share and per share data or otherwise stated)

	For three months ended
	March 31,	March 31,	March 31,
	2024	2025	2025
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	309,015	294,474	40,580
Live streaming - time based virtual item revenue	5,974	4,858	669
Technical services and others	1,310	8,003	1,103
Total revenue	316,299	307,335	42,352
Cost of revenues	(263,212)	(247,842)	(34,154)
Gross profit	53,087	59,493	8,198
Sales and marketing expenses	(1,988)	(2,113)	(291)
General and administrative expenses	(19,930)	(23,352)	(3,218)
Research and development expenses	(21,527)	(19,562)	(2,696)
Recovery of (provision for) credit losses	643	(754)	(102)
Income from operations	10,285	13,712	1,891
Change in fair value of investment in marketable security	(3,227)	(24,334)	(3,353)
Investments loss	(2,240)	(412)	(57)
Interest income, net	1,979	539	74
Other income, net	113	1,433	197
Foreign exchange (loss) gain, net	534	(1,016)	(140)
Income (loss) before income taxes	7,444	(10,078)	(1,388)
Income tax expense	(4,638)	(2,880)	(397)
Net income (loss)	2,806	(12,958)	(1,785)
Less: net loss attributable to noncontrolling interest	(3,774)	(3,868)	(533)
Net income (loss) attributable to the Company’s shareholders	6,580	(9,090)	(1,252)

Other comprehensive income(loss):
Other comprehensive (loss) income - foreign currency translation adjustment	(436)	323	45
Comprehensive income (loss)	2,370	(12,635)	(1,740)
Less: comprehensive loss attributable to non-controlling interests	(3,774)	(3,917)	(533)
Comprehensive income (loss) attributable to the Company’s shareholders	6,144	(8,718)	(1,207)

Weighted average number of shares
Basic	41,164,872	41,563,935	41,563,935
Diluted	41,164,872	41,563,935	41,563,935

Earnings (loss) per share
Basic	0.16	(0.22)	(0.03)
Diluted	0.16	(0.22)	(0.03)

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended
	March 31,	March 31,	March 31,
	2024	2025	2025
	RMB	RMB	US$
Net income (loss) attributable to the Company’s shareholders	6,580	(9,090)	(1,252)
Less:
Share based compensation	(2,435)	(3,575)	(493)
Adjusted net income (loss) attributable to the Company’s shareholders*	9,015	(5,515)	(759)

Adjusted net income (loss) per ordinary share
Basic	0.22	(0.13)	(0.02)
Diluted	0.22	(0.13)	(0.02)

“Adjusted net income (loss) attributable to the Company’s shareholders” is defined as net income (loss) attributable to the Company’s shareholders excluding share based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.